EXHIBIT 99.1

[Text of email from Brinkley Morse, Vice President, Finance and Operations and Chief Financial Officer, to all employees]

Last quarter we made our filings with the SEC for the stock option exchange program. Shareholder approval of stock option exchanges is now required and we are going through that process. The SEC is reviewing our documents relating to shareholder approval and this is causing additional delay. We expect to complete shareholder approval by early December and will then promptly launch the stock option exchange program.

When we implement the stock option exchange, we will provide eligible option holders with written materials explaining the precise terms and timing of the exchange offer. Eligible option holders should read these written materials carefully because they will contain important information about the program. These materials and other documents that will be filed by us with the U.S. Securities and Exchange Commission can be obtained free of charge from the SEC’s Web site at www.sec.gov. Eligible option holders may also obtain a written copy of the these materials, when available, by contacting Genie Vargas at Quest Software, 8001 Irvine Center Drive, Irvine, California 92618